Mail Stop 6010

July 28, 2006

Via U.S. Mail and Fax (909)-937-0783

Ms. Nancy Chu
Chief Financial Officer
Soyo Group, Inc.
1420 South Vintage Avenue
Ontario, California 91761

      Re: Soyo Group, Inc.
               Form 10-K for year ended December 31, 2005
               Filed March 31, 2006
               File No. 333-42036

Dear Ms. Chu:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies, page 27

1.   We see the significance of the "prior years' purchase discounts and allowances" recorded in 2005. Critical accounting estimates disclosure should normally address the nature, extent and subjectivity of significant accounting estimates. It appears that you should provide more disclosure about how you estimate and record vendor allowances, including disclosure about why you believe your methods and procedures are appropriate. Please refer to FR-60 and FR-72. Either expand or explain to us why you believe your current disclosure is adequate. Please also apply this comment to the critical accounting estimates disclosures about sales incentives and the allowance for doubtful accounts.

Results of Operations, page 29

Years Ended December 31, 2005 and 2004

2.   Please expand to identify and describe reasons for the significant decreases in revenues attributed to North America and Central and South America in 2005.

3.   Based on your income statement, it appears that the majority of the improvement in gross margin was derived from the recognition of the vendor credits related to prior years. Please revise to more clearly explain the factors responsible for the increase in gross margin in 2005. Quantify the impact of significant factors cited.

4.   We see that inventory more than doubled at the end of 2005. Accordingly, please expand to clarify the basis for the statement that "….the Company's inventory levels are the lowest they have ever been."

5.   Considering the $400,000 in incremental legal and audit fees in 2004, it appears that General and Administrative expenses increased by nearly $500,000 in 2005. Please expand to clearly identify, quantify and describe the components of the significant increase.

Liquidity and Capital Resources, page 33

6.   Under "Accounts Receivable" (page 35), tell us what you mean by the statement that the "Company pushed all of its available LCD and other consumer products

to retailers for Christmas….” Tell us about any changes to credit, return, payment or other sales terms associated with this "push" of inventory to retailers.

Principal Commitments, page 37

7. The table of contractual obligations should also include purchase commitments, such as outstanding purchase orders. Please refer to Item 303(a)(5); and, either advise or revise if necessary.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 42

8. We see the significant amount titled "prior years' purchase discounts and allowances settled in 2005." In a detailed response tell us about the nature and origin of these credits and the related settlement. Also explain why you believe the accounting for purchase allowances and credits in those prior years conformed to GAAP.

9. Other income in 2005 appears to include a significant amount arising from the reversal of a portion of the allowance for doubtful customer accounts. Charges and credits related to the allowance for doubtful customer receivables are normally reported in operating earnings. Please tell us why it is appropriate to classify a reversal of a portion of the allowance for doubtful customer receivables in other income. Your response should identify and explain the basis in GAAP.

Note 2, Basis of Presentation and Summary of Significant Accounting Policies, page 50

f. Impairment or Disposal of Long-Lived Assets, page 51

10. We see a charge for the impairment of goodwill on the statement of operations for 2005. According, the statement that there were no impairment losses associated with long-lived assets in 2004 or 2005 does not appear accurate. Please revise. Please also expand to describe the underlying facts and circumstances leading to the impairment charge in 2005. Refer to paragraph 46a to SFAS 142.

11. Please also appropriately revise the last sentence of footnote 5. That disclosure appears to state that your goodwill was charged-off in 2002.

g. Revenue Recognition, page 51

12.   Your revenue policy identifies the four generic criteria for revenue recognition.
        Please tell us and expand to describe how you apply those criteria in your specific
        circumstances. We see from page 7 that you divide your business into three
        product groups (computer peripherals, communications equipment and consumer
        electronics). Your disclosure should clarify the nature of and reasons for any
        differences in your revenue policies specific to each group.

13.   We see that a significant portion of your sales are to distributors. Please tell us
        about the significant terms and conditions of those sales. Demonstrate that it is
        appropriate to recognize revenue on distributor transactions prior to sell through
        by the distributor. In that regard, demonstrate that your revenue practices for
        transactions with distributors are appropriate under SFAS 48 and SAB 104. Also
        confirm that there are no instances where receivables from distributors are not due
        and payable until goods purchased from Soyo are sold by the distributor.

14.   We see that revenue is generally recognized at shipment. Please expand to clarify
        when title passes in those instances. Please also expand to describe the specific
        circumstances when revenue is recognized at delivery.

15.   Please disclose how you estimate the amounts recorded for sales incentives,
        product warranties and returns. Please also make disclosure about the terms and
        conditions of your return policies.

16.   It appears from the description of the communications business on pages 10 and
        11 that you are offering telephone services in addition to equipment. We see for
        instance that you sell phone minutes and phone cards. Please tell us how you
        account for these transactions and support that your accounting is appropriate in
        GAAP. Please also make revenue policy disclosure specific to this business.

h. Vendor Programs, page 51

17.   Please expand the disclosure about vendor programs to more specifically describe
        the nature of those programs. Also disclose, in more detail, how you determine
        the appropriate income statement classification of the funds received from
        vendors and describe how you measure amounts recorded, including timing. In a
        written response, show us that your application of EITF 01-09 is appropriate.
        Your response should demonstrate that you record vendor consideration in the
        appropriate periods and that you appropriate classify amounts recorded.

p. Stock-Based Compensation, page 53

18.   On page 21 you disclose that you issued 2.9 million option grants to employees on July 22, 2005. We also see on page 75 that Mr. Chok and Mrs. Chu, husband and wife, are directors who own more than 50% of the Company.   Accordingly, please expand to provide pro forma disclosure under paragraph 2e to SFAS 148 or further explain why those disclosures are not required. Refer to paragraphs 86 and 87 to FIN 44.

19.   As a related matter, we see that the notes to financial statements do not include all of the disclosures normally required by SFAS 148. Accordingly, please either expand Note 11 to make all relevant stock option disclosures under SFAS 148 or further explain why those disclosures are not required. Refer to again to paragraphs 86 and 87 to FIN 44.

Note 3, Accounts Receivable, page 56

20.   You indicate that you entered arrangements with "creditors" to pay off "debt" in manageable installments. We presume you mean that you have entered in arrangements with customers to pay amounts due Soyo in installments. Tell us about the nature, terms and extent of the extended payment arrangements. Explain whether any of these arrangements extend beyond one year; and if so, clarify whether any such amounts are included in current accounts receivable. Please explain how you accounted for the modification of terms of the receivables. Refer, for instance, to SFAS 15.

21.   We see that approximately $460,000 of the allowance for doubtful accounts was reversed to income in 2005. We also see that accounts receivable more than tripled to nearly $8 million at the end of 2005. Please respond to the following:

- Fully describe the facts and circumstances leading to the reduction in the reserve.
- Explain how the aging of accounts receivable changed between 2004 and 2005.
- Describe any changes in reserve models, methods and assumptions during 2005 and explain why you believe those changes were appropriate.
- Explain how the changes in payment terms described in Note 3 were considered in your analysis of required reserves; and,
- Explain why you believe the reserve at the end of 2004 was measured appropriately according to GAAP.

Please ensure that your critical accounting estimates disclosure fully explains the nature, extent and subjectivity inherent to the calculation of the allowance for doubtful accounts.

22.   As a related matter, we see that you disclose that the allowance at 2005 is "sufficient to cover any past due accounts whose collection was considered doubtful." However, under GAAP the allowance for doubtful accounts should also provide for losses not yet identified but inherent in the portfolio. Please refer to paragraphs 22 and 23 to SFAS 5 and further advise why you believe the allowance for doubtful accounts at December 31, 2005 is appropriate in GAAP.

23.   Tell us about the terms of the factoring arrangement and demonstrate that your accounting is appropriate under SFAS 140. In that regard, please describe the nature and extent of any recourse provisions and your consideration of any such provisions on the underlying accounting.

Note 9, Income Taxes, page 60

24.   We see that you have substantial operations outside of the United States. Please disclose foreign and domestic pre-tax accounting income or loss for each period. Refer to Rule 4-08(h) to Regulation S-X.

25.   Unless insignificant, please also disclose operating loss and other carryforwards for taxing jurisdictions outside of the United States. Refer to SFAS 109 for guidance.

Note 10, Significant Concentrations, page 60

b. geographic segments, page 61

26.   Please disaggregate the caption "N. America" to separately present revenues attributed to the United States. Refer to paragraph 38 to SFAS 131.

27.   We see the recent expansion of your product line beyond computer peripherals. Please make product line disclosure under paragraph 37 to SFAS 131 or tell us why that disclosure is not required.

28.   As a related matter, in light of the expansion of your product lines please explain your consideration of the segment reporting guidance from SFAS 131. Your response should explain in detail how you considered and applied the guidance from paragraphs 10 through 24 to SFAS 131 in apparently concluding that you operate in one segment. Please also respond to the following:

- Tell us about how your business is organized and managed.
- Identify the Operating Decision Maker(s).
- Describe the direct reports reviewed by your Chief Operating Decision Maker(s); and,
- Tell us about the significant components of the reports reviewed by the Chief Operating Decision Maker(s) and clarify the nature of the information reviewed, including how that information is organized.

Note 11, Shareholders' Equity, page 62

b. preferred stock, page 62

29.   Please tell us what you mean when you refer to the redemption of the class A preferred shares as "conditional." We may have comment on accounting and disclosure upon review of your response.

Item 9A. Controls and Procedures, page 68

30.   Please amend to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of disclosure controls and procedures as of December 31, 2005. Please note that you must disclose whether or not those controls are effective.

31.   As a related matter, please clearly identify any matters that you and your auditors believe are material weaknesses as of December 31, 2005. Your disclosures address multiple periods and it is unclear whether any material weaknesses continue to exist at December 31, 2005. If you and your auditors believe that any of the material weaknesses discussed in the existing disclosure continue to exist, please clearly state so. Alternatively, if you and your auditors believe those weaknesses have been remediated please expand the disclosure to clarify.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Note 1, Organization and Basis of Presentation, page 10

Stock-Based Compensation, page 12

32.   We note you adopted SFAS 123R effective January 1, 2006 using the modified prospective method. Please tell us why you present "cumulative effect on prior years of changing to fair value method of accounting for stock based compensation" of $224,919 on your statement of operations when applying this

modified prospective method. Please tell us how your presentation and application of the modified prospective method are appropriate. Specifically describe how you interpreted and applied the requirements of SFAS 123R.

33.   Tell us why you did not present disclosure under paragraph 84 of SFAS 123R.

34.   In the period of adoption of a new accounting standard the notes to financial statements should include all material disclosure required by that new standard. It appears that additional disclosures are required under SFAS 123(R). Either expand or show us that you have fully complied with the disclosure requirements of paragraphs 64, A240 and A241 to SFAS 123R.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 18

35.   We see disclosure of operating and net earnings excluding the impact of adoption of SFAS 123R on pages 19 and 20. The measures appear to be non-GAAP measures. Tell us how these disclosures are appropriate under Item 10(h) to Regulation S-B and SAB Topic 14-G.

Item 4. Controls and Procedures, page 24

36.   Please amend to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of disclosure controls and procedures as of March 31, 2006. Please note that you must disclose whether or not those controls are effective.

37.   As a related matter, please clearly identify any matters that you and your auditors believe are material weaknesses as of March 31, 2006. Your disclosures address multiple periods and it is unclear whether any material weaknesses continue to exist at March 31, 2006. If you and your auditors believe that any of the material weaknesses discussed in the existing disclosure continue to exist, please clearly state so. Alternatively, if you and your auditors believe those weaknesses have been remediated please expand the disclosure to clarify.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant